UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Approval by Creditors of Cayman and Hong Kong Schemes

We, LDK Solar CO., Ltd., in provisional liquidation, together with our Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, have today announced that the class meetings of scheme creditors of LDK Solar and our subsidiaries, LDK Silicon & Chemical Technology Co., Ltd. and LDK Silicon Holding Co., Limited (together the “Scheme Companies”), convened pursuant to the orders of the Grand Court of the Cayman Islands (the “Cayman Court”) and the High Court of Hong Kong (the “Hong Kong Court”) on October 16, 2014 (Cayman Islands time) and October 17, 2014 (Hong Kong time), approved both the Cayman Islands and Hong Kong schemes of arrangement relating to the Scheme Companies. The Cayman Court is scheduled to hear the petition in respect of the Cayman Islands schemes of arrangement on November 6, 2014 at 9:30 a.m. (Cayman Islands time), at which hearing the Cayman Court will determine whether or not to sanction the Cayman Islands schemes of arrangement. Similarly, the Hong Kong Court is currently scheduled to hear the petition in respect of the Hong Kong schemes of arrangement on November 7, 2014 at 10:00 a.m. (Hong Kong time), at which hearing the Hong Kong Court will determine whether or not to sanction the Hong Kong schemes of arrangement.

Attached hereto as Exhibit 99.2 is our press release issued on October 17, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: October 17, 2014

Exhibit 99.2

LDK Solar Announces Approval by Creditors of Cayman and Hong Kong Schemes

GEORGE TOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., October 17, 2014 - LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, today announced that the class meetings of scheme creditors of LDK Solar and its subsidiaries, LDK Silicon & Chemical Technology Co., Ltd. and LDK Silicon Holding Co., Limited (together the “Scheme Companies”), convened pursuant to the orders of the Grand Court of the Cayman Islands (the “Cayman Court”) and the High Court of Hong Kong (the “Hong Kong Court”) on October 16, 2014 (Cayman Islands time) and October 17, 2014 (Hong Kong time), approved both the Cayman Islands and Hong Kong schemes of arrangement relating to the Scheme Companies. The Cayman Court is scheduled to hear the petition in respect of the Cayman Islands schemes of arrangement on November 6, 2014 at 9:30 a.m. (Cayman Islands time), at which hearing the Cayman Court will determine whether or not to sanction the Cayman Islands schemes of arrangement. Similarly, the Hong Kong Court is currently scheduled to hear the petition in respect of the Hong Kong schemes of arrangement on November 7, 2014 at 10:00 a.m. (Hong Kong time), at which hearing the Hong Kong Court will determine whether or not to sanction the Hong Kong schemes of arrangement.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands

LDKenquiries@zolfocooper.ky +1-345-946-0081

Financial Advisor to Company (in provisional liquidation)

Augusto King	Richard Klein
Jefferies LLC	Jefferies LLC
aking@Jefferies.com	rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht	Timothy Li	Guy Manning	Mark Goodman
Sidley Austin	Sidley Austin	Campbells	Campbells
talbrecht@sidley.com	htli@sidley.com	gmanning@campbells.com.ky	mgoodman@campbells.com.ky

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